U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     FORM 12b-25

                             NOTIFICATION OF LATE FILING

                                     (Check One):
        [X] Form 10-K  [] Form 20-F  [] Form 11-K  [] Form 10-Q  [] Form N-SAR
                  For Period Ended:  SEPTEMBER 30, 1996
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Report ended:  ________________________

        ----------------------------------------------------------------------
         Read Attached Instruction Sheet Before Preparing Form.  Please Print
                                       or Type.
         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                    HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
        ----------------------------------------------------------------------

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
        ______________________________________________________________________

        PART I - REGISTRANT INFORMATION
        ______________________________________________________________________

        Full Name of Registrant
        Former Name if Applicable                    ADVANCED NMR SYSTEMS,
        INC.
        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
        Address of Principal Executive Office
         (Street and Number)                              46 JONSPIN ROAD
        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
        City, State and Zip Code                     Wilmington, MA 01887
        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
        ______________________________________________________________________

        PART II - RULES 12B-25 (B) AND (C)
        ______________________________________________________________________
        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;
        [X]
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

        ______________________________________________________________________

        PART III - NARRATIVE
        ______________________________________________________________________

        State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

            OUR AUDITORS REQUIRED ADDITIONAL TIME TO COMPLETE THE ADVANCED NMR SYSTEMS, INC. FINANCIAL STATEMENTS.

        ______________________________________________________________________

        PART IV - OTHER INFORMATION
        ______________________________________________________________________

             (1) Name and telephone number of person to contact in regard to this notification

             Stephen R. Jenney        (508)    658-5357
             ---------------------                    -----------------------
                (Name)                (Area Code)(Telephone Number)

             (2) Have all other Periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
                                                         [X] Yes    [  ] No

             (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes    [  ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Advanced NMR Systems, Inc.
                           --------------------------------
                     (Name of Registrant as specified in charter)

        has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


        Date December 30, 1996   By   /s/ Charles Moche
             -----------------        -----------------------------
                                      Charles Moche, Chief Financial Officer

        INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
        ______________________________________________________________________

                                      ATTENTION
        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
        ______________________________________________________________________

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        ______________________________________________________________________

        PART IV - OTHER INFORMATION - (CONTINUED)
        ______________________________________________________________________

        Statement regarding (3):

        On August 6, 1996, Advanced NMR Systems, Inc. ("ANMR" or the "Company") announced the elimination of research, development and production of certain imaging systems technologies. In connection with this announcement, ANMR expects to incur a one-time charge totaling approximately $4,100,000 for the year ended September 30, 1996.

        During fiscal 1996, the Company switched from consolidation of its Advanced Mammography Systems, Inc. ("AMS") subdisiary to the equity method of accounting. This change resulted from the conversion of AMS debentures into 1,748,364 shares of Common Stock. The Company currently owns approximately 48% of the outstanding AMS Common Stock.